Exhibit 99.1

News Release

NORBORD ANNOUNCES INDEFINITE CURTAILMENT OF LINE 1 AT CORDELE, GEORGIA OSB MILL

TORONTO, ON (October 21, 2019) – Norbord Inc. (TSX and NYSE: OSB) today announced that effective mid-November, it will indefinitely curtail production on Line 1 of its two-line oriented strand board (OSB) mill in Cordele, Georgia until further notice.

Cordele Line 1 has been operating on a reduced 10/4 operating schedule since early September. Cordele Line 2 will continue to operate on a full production schedule.

The Cordele Line 1 indefinite curtailment is due to continued poor market conditions and lower-than-anticipated OSB demand to-date, particularly in the South East region. These conditions no longer support the economic operation of Line 1 at this time. The indefinite curtailment will ensure Norbord continues to only produce what the company can sell, in the most efficient and cost-effective manner.

“This is a difficult decision and a very disappointing outcome, but it reflects the economic realities facing our business,” said Peter Wijnbergen, Norbord’s President & CEO. “We have an experienced, hard-working team at Cordele and we thank them for their commitment to the company, our customers and our suppliers.”

Norbord will continue to serve its customers without disruption from Cordele Line 2 and from its other operating OSB mills in North America. The Cordele, Georgia mill has two production lines and a total stated annual production capacity of 1,040 million square feet (MMsf) (3/8-inch basis). The indefinite curtailment of Line 1 will affect 440 MMsf (3/8-inch basis) or 42% of the mill’s available capacity (6% of Norbord’s North American OSB capacity). Approximately 45 employees will be impacted by this curtailment.

As a result of this curtailment, the Company will record a non-cash impairment charge of $10 million (pre-tax) against the carrying value of the Cordele mill’s fixed assets as part of its third quarter 2019 earnings results.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.9 billion and employs approximately 2,500 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

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Contacts:

Robert Winslow

Vice President, Investor Relations & Corporate Development

Tel. (416) 365-0705

info@norbord.com

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “pro forma,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; potential future changes in tax laws; effects of currency exposures and exchange rate fluctuations; future operating costs, availability of financing, impact of future cross-border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 31, 2019 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2018 Management’s Discussion and Analysis dated January 31, 2019 and Q2 2019 Management’s Discussion and Analysis dated July 31, 2019.

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